EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia  30309

September 17, 2007

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Jay Ingram, Attorney Advisor
Division of Corporation Finance

Re:	EarthLink, Inc.
Definitive 14A
Filed March 30, 2007
File No. 001-15605

Dear Mr. Ingram:

As Executive Vice President, General Counsel and Secretary of EarthLink, Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated August 21, 2007 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to EarthLink, Inc.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.  In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent additions or modifications to the current disclosures in the Company’s Definitive 2007 Proxy Statement on Schedule 14A (the “2007 Proxy Statement”) to comply with the Staff’s request for the Company’s future filings.

Director Compensation, page 10

1.                                       With respect to the stock and option awards reported in columns (c) and (d), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in EarthLink’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will clarify in the footnotes the assumptions made in the valuation by a reference to a discussion of those assumptions elsewhere.  If the Company were to have included this information in our 2007 Proxy Statement, footnote (1) to the Director Compensation table on page 10 would have been amended to include the following additional sentence:

Assumptions used in the calculation of these award amounts are included in Note 11 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and incorporated by reference into this Proxy Statement.

2.                                       For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end.  Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will specify the aggregate number of stock awards outstanding at fiscal year end.  If the Company were to have included this information in our 2007 Proxy Statement, footnote (1) to the Director Compensation table on page 10 of the 2007 Proxy Statement would have been amended to include the following additional sentence:

The aggregate number of stock awards outstanding as of December 31, 2006, were as follows: Mr. Dayton - 2,506, Ms. Fuller - 14,118, Mr. Harris - 9,115, Mr. Jones - 14,118, Mr. Kavner - 9,115, Mr. Lacy - 25,341, and Mr. Wheeler - 9,115.

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Elements of Executive Compensation, page 17

3.                                       Please expand the disclosure pertaining to the relationships between management, the Committee, Mercer Human Resource Consulting, and Semler Brossy Consulting Group, LLC to provide a materially complete description of each consultant’s respective role with the company.  Include a complete description of the nature and scope of the assignments of each consultant and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will provide expanded disclosure pertaining to the relationships between management, the Committee and any independent compensation consultants to provide a materially complete description of each consultant’s respective role with the company.  If the Company were to have included this information in our 2007 Proxy Statement, the following disclosure would have been provided:

Management has engaged Mercer Human Resource Consulting as needed on a project basis since 2004 as a third-party executive compensation consultant to provide information and advice concerning compensation prior to management’s meeting with the Committee.  Mercer Human Resource Consulting provides feedback to management regarding compensation practices and policy development, offering insight on industry trends, best practices and overall compensation program design.

In 2005, the Committee retained its own outside independent compensation consultant, Semler Brossy Consulting Group LLC, to review certain information and advice provided by management, including advice offered to the Committee by management that was prepared with guidance from Mercer Human Resource Consulting, and to provide additional information and advice to the Committee concerning compensation. The Committee meets with Semler Brossy, without management present, to discuss our executive compensation programs and best practices in executive compensation matters.

4.                                       Please elaborate on the role of the Chief Executive Officer in Earthlink’s compensation processes to address whether or not the CEO makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation.  Also discuss the extent to which the CEO attends Compensation Committee meetings or meets with the consultants used by the Compensation Committee.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will provide expanded disclosure relating to the role of our Chief Executive Officer in our compensation process.  If the Company were to have included this information in our 2007 Proxy Statement, the following disclosure would have been provided:

The Chief Executive Officer does not make recommendations to the Committee regarding his annual base salary, his stock compensation awards or other long-term incentives or his Annual Bonus Plan Target Payment and overachievement and underachievement percentages to the Annual Bonus Plan.  The Committee employs the Annual Bonus Plan targets for the other executive officers as a basis to develop the Chief Executive Officer’s bonus target goals. The Annual Bonus Plan for other executive officers is proposed by the Chief Executive Officer to the Committee and then, through discussions with the Committee, a final Plan is developed.  The Chief Executive Officer’s Target Goals are often substantially similar, but sometimes with different weight factors.

The Chief Executive Officer attends certain Committee meetings.  However, the Committee also meets in executive session without the Chief Executive Officer (or other members of management) present when discussing the Chief Executive Officer’s compensation.  The Chief Executive Officer does not consult with Mercer Human Resources Consulting (when engaged  by management), nor  with the Committee’s independent compensation consultant, Semler Brossy Consulting Group LLC.

5.                                       Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release No. 33-8732A.  In this regard, the disclosure relating to the specifics of the awards made to Mr. Betty in 2006 lacks a more detailed discussion of how and why Mr. Betty’s compensation differed from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will discuss material differences in compensation policies with respect to individual named executive officers.  If the Company were to have included this information in our 2007 Proxy Statement, the following disclosure would have been provided:

The compensation policies with respect to our named executive officers do not differ materially between the officers other than our policies with respect to our Chief Executive Officer.

Our Chief Executive Officer was our only named executive officer with an employment agreement.  This agreement established a minimum annual salary for Mr. Betty and provided that this annual salary would be reviewed not less than annually.  This agreement also provided a minimum annual bonus opportunity for Mr. Betty.  In terms of administering this bonus opportunity, the Committee established a broader set of operating performance targets for Mr. Betty than for the other named executive officers, reflecting his role as Chief Executive Officer of a company with multiple lines of business.

The compensation policies with respect to our other named executive officers differ in immaterial ways, with salaries, bonus opportunities and stock awards differing according to the position and level of responsibility and with bonus operating performance targets differing according to whether the officer is responsible for a specific business unit or has a more general corporate-wide responsibility (such as our Chief Financial Officer).

Short-Term Annual Bonuses, page 20

6.                                       Refer to the disclosure relating to the “overall bonus multiplier” that the Compensation Committee applies in determining bonus awards.  Without further insight into what the multiplier means, how you determine it, and how it impacts bonus awards, your disclosure in this regard is technical and provides little insight into how you determined actual payouts.  Please present this type of information and the concept behind bonus multipliers in a manner that provides specific context to the relevant compensation award.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will clarify disclosure regarding the overall bonus multiplier.  If the Company were to have included this information in our 2007 Proxy Statement, the following disclosure would have been provided:

The “overall bonus multiplier” is the aggregate bonus payout reflective of company performance across all performance targets included in the plan at their relative weights.  The aggregate bonus payout level is based on the company’s achievement of the performance factors set forth below.  For example, if the company meets the threshold level for a specific performance factor, the bonus payout level for that factor would be 50%.  The aggregate bonus payout level is computed by combining all of the bonus multipliers for each performance factor, based on their applicable percentage weight as set forth below.  Each executive officer’s bonus is then determined by calculating the product of the overall bonus multiplier multiplied by the individual’s target bonus opportunity multiplied by the individual’s eligible earnings for the applicable year multiplied by the individual’s individual performance factor.

7.                                       The disclosure in the latter portion of the second full paragraph on page 22 contains technical information that impairs the readability of your disclosure,  Please refer to Section VI of Commission Release 33-8732A, which, among other concepts, refers to the avoidance of the use of highly technical business and other terminology and reliance on defined terms as the primary means of explaining information.  To this extent, refer to your use of terms like “ACC/VAS adjusted operating margin,” “HELIO ARPU,” “HELIO CPGA,” “HELIO MOU,” “MB margin.”

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will avoid the use of highly technical business and other terminology and defined terms as the primary means of explaining information.  The Company will replace the following terms with the language set forth next to such term:

•                  ACC/VAS adjusted operating margin: The Company’s adjusted operating margin from its advertising, commerce and content and value added services operations.

•                  HELIO ARPU: HELIO’s average monthly revenue per user.

•                  HELIO CPGA: HELIO’s average cost per gross acquisition of a new subscriber.

•                  HELIO MOU and MB margin: HELIO’s minutes of use and gross margin for voice and data usage on HELIO handsets.

8.                                       Please include a discussion of whether the board or the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout and, if so, disclose whether such discretion was exercised.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings we will provide disclosure regarding the Compensation Committee’s ability to exercise discretion with regard to the short-term bonuses and whether or not such discretion was exercised.  If the Company were to have included this information in its 2007 Proxy Statement, the following disclosure would have been provided:

While the Committee reserves the right to exercise discretion to award compensation regardless of actual attainment of relevant performance goals or to reduce or increase the size of any bonus payout, the Committee did not exercise such discretion with regard to the 2006 bonus payments to the named executive officers.

Certain Relationship and Related Transactions, page 28

9.                                       Please include a statement of whether your policies and procedures for review, approval, and ratification of any transaction are in writing, and, if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will specify that the policy adopted by the Board of Directors that governs the review, approval or ratification of related person transactions is a written policy.

Summary Compensation Table, page 29

10.                                 With respect to the stock and option awards reported in columns (c) and (d), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Earthlink’s financial statements, footnotes to the financial statements, or discuss in the Management’s Discussion and Analysis.  See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will clarify in the footnotes the assumptions made in the valuation by a reference to a discussion of those assumptions elsewhere in the proxy statement.  If the Company were to have included this information in our 2007 Proxy Statement, footnote (1) to the Summary Compensation Table on page 29 of the 2007 Proxy Statement would have been amended to include the following additional sentence:

Assumptions used in the calculation of these award amounts are included in Note 11 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and incorporated by reference into this Proxy Statement.

Outstanding Equity Awards at Fiscal Year End, page 31

11.                                 Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will disclose the vesting dates of options and stock awards outstanding at fiscal year end.  If the Company were to have included this information in its 2007 Proxy Statement, the Outstanding Equity Awards at Fiscal Year-End table on pages 31 and 32 of the 2007 Proxy Statement would have been amended and restated as set forth below:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options		Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested		Value of Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested
Michael C. Lunsford	64,600	—		—		$42.80	3/22/2009	45,000	(3)	$319,500	—	$—
	40,375	—		—		26.04	10/21/2009
	57,000	—		—		22.69	3/8/2010
	140,000	—		—		10.06	8/29/2010
	50,000	—		—		9.64	1/24/2012
	10,000	—		30,000	(2)	5.10	10/17/2012
	75,000	5,000	(1)	—		5.98	1/23/2013
	22,500	17,500	(1)	—		9.01	7/21/2014
	—	—		50,000	(2)	9.51	5/4/2015
	18,750	41,250	(1)	—		10.36	9/12/2015
	—	75,000	(1)	—		6.90	10/24/2016

Kevin M. Dotts	75,000	—		—		6.13	7/18/2012	40,000	(6)	284,000	—	—
	5,000	—		15,000	(5)	5.10	10/17/2012
	35,000	—		—		5.56	12/19/2012
	33,750	26,250	(4)	—		9.01	7/21/2014
	—	—		50,000	(5)	9.51	5/4/2015
	15,625	34,375	(4)	—		10.36	9/12/2015
	—	75,000	(4)	—		6.90	10/24/2016

Donald B. Berryman	100,000	—		30,000	(8)	6.13	11/4/2012	45,000	(9)	319,500	—		—
	22,500	17,500	(7)	—		9.01	7/21/2014
	—	—		50,000	(8)	9.51	5/4/2015
	18,750	41,250	(7)	—		10.36	9/12/2015
	—	75,000	(7)	—		6.90	10/24/2016

William S. Heys	8,721	—		—		4.02	1/22/2007	42,500	(12)	301,750	—		—
	116,403	—		—		7.82	1/2/2008
	32,300	—		—		43.03	1/21/2009
	51,000	—		—		22.69	3/8/2010
	140,000	—		—		10.06	8/29/2010
	60,000	—		—		9.64	1/24/2012
	10,000	—		30,000	(11)	5.10	10/17/2012
	37,500	2,500	(10)	—		5.98	1/23/2013
	16,875	13,125	(10)	—		9.01	7/21/2014
	—	—		50,000	(11)	9.51	5/4/2015
	15,625	34,375	(10)	—		10.36	9/12/2015
	—	75,000	(10)	—		6.90	10/24/2016

Linda W. Beck	20,000	—		—		46.22	2/23/2009	32,500	(15)	230,750	—		—
	9,000	—		—		28.00	1/24/2010
	105,000	—		—		25.13	2/28/2010
	110,000	—		—		10.06	8/29/2010
	70,000	—		—		9.64	1/24/2012
	—	—		30,000	(14)	5.10	10/17/2012
	30,000	5,000	(13)	—		5.98	1/23/2013
	16,875	13,125	(13)	—		9.01	7/21/2014
	—	—		50,000	(14)	9.51	5/4/2015
	12,500	27,500	(13)	—		10.36	9/12/2015
	—	45,000	(13)	—		6.90	10/24/2016

Charles G. Betty	193,800	—		—		13.85	2/10/1998	—		—	120,000	(16)	852,000
	300,000	—		—		10.06	8/29/2010
	300,000	—		—		16.82	7/26/2011
	50,000	—		150,000	(16)	5.10	10/17/2012
	100,000	100,000	(16)	—		11.45	10/20/2014
	125,000	375,000	(16)	—		10.56	10/27/2015
	—	200,000	(16)	—		7.21	7/31/2016

(1)            Mr. Lunsford’s unexercisable options vest as follows: (a) 5,000 on January 23, 2007; (b) 2,500 on each January 21, 2007, April 21, 2007, July 21, 2007, October 21, 2007, January 21, 2008, April 21, 2008 and July 21, 2008; (c) 3,750 on each March 12, 2007, June 12, 2007, September 12, 2007, December 12, 2007, March 12, 2008, June 12, 2008, September 12, 2008, December 12, 2008, March 12, 2009, June 12, 2009 and September 12, 2009; and (d) 18,750 on October 24, 2007, 4,688 on each January 24, 2008, April 24, 2008, July 24, 2008, October 24, 2008, January 24, 2009, April 24, 2009, and 4,687 on each July 24, 2009, October 24, 2009, January 24, 2010, April 24, 2010, July 24, 2010 and October 24, 2010.

(2)            Mr. Lunsford’s unexercised unearned options vest as follows: (a) 30,000 on October 17, 2008 and (b) 50,000 on May 4, 2011.

(3)            Mr. Lunsford’s restricted stock units will vest as follows: (a) 5,000 on each July 21, 2007 and July 21, 2008; (b) 5,000 on September 12, 2007 and 2,500 on each September 12, 2008 and September 12, 2009; and (c) 12,500 on October 24, 2008 and 6,250 on each October 24, 2009 and October 24, 2010.

(4)            Mr. Dotts’ unexercisable options vest as follows: (a) 3,750 on each January 21, 2007, April 21, 2007, July 21, 2007, October 21, 2007, January 21, 2008, April 21, 2008 and July 21, 2008; (b) 3,125 on each March 12, 2007, June 12, 2007, September 12, 2007, December 12, 2007, March 12, 2008, June 12, 2008, September 12, 2008, December 12, 2008, March 12, 2009, June 12, 2009 and September 12, 2009; and (c) 18,750 on October 24, 2007, 4,688 on each January 24, 2008, April 24, 2008, July 24, 2008, October 24, 2008, January 24, 2009, April 24, 2009, and 4,687 on each July 24, 2009, October 24, 2009, January 24, 2010, April 24, 2010, July 24, 2010 and October 24, 2010.

(5)            Mr. Dotts’ unexercised unearned options vest as follows: (a) 15,000 on October 17, 2008 and (b) 50,000 on May 4, 2011.

(6)            Mr. Dotts’ restricted stock units will vest as follows: (a) 2,500 on each July 21, 2007 and July 21, 2008; (b) 5,000 on September 12, 2007 and 2,500 on each September 12, 2008 and September 12, 2009; and (c) 12,500 on October 24, 2008 and 6,250 on each October 24, 2009 and October 24, 2010.

(7)            Mr. Berryman’s unexercisable options vest as follows: (a) 2,500 on each January 21, 2007, April 21, 2007, July 21, 2007, October 21, 2007, January 21, 2008, April 21, 2008 and July 21, 2008; (b) 3,750 on each March 12, 2007, June 12, 2007, September 12, 2007, December 12, 2007, March 12, 2008, June 12, 2008, September 12, 2008, December 12, 2008, March 12, 2009, June 12, 2009 and September 12, 2009; and (c) 18,750 on October 24, 2007, 4,688 on each January 24, 2008, April 24, 2008, July 24, 2008, October 24, 2008, January 24, 2009, April 24, 2009, and 4,687 on each July 24, 2009, October 24, 2009, January 24, 2010, April 24, 2010, July 24, 2010 and October 24, 2010.

(8)            Mr. Berryman’s unexercised unearned options vest as follows: (a) 30,000 on November 4, 2008 and (b) 50,000 on May 4, 2011.

(9)            Mr. Berryman’s restricted stock units will vest as follows: (a) 5,000 on each July 21, 2007 and July 21, 2008; (b) 5,000 on September 12, 2007 and 2,500 on each September 12, 2008 and September 12, 2009; and (c) 12,500 on October 24, 2008 and 6,250 on each October 24, 2009 and October 24, 2010.

(10)     Mr. Heys’ unexercisable options vest as follows: (a) 2,500 on January 23, 2007; (b) 1,875 on each January 21, 2007, April 21, 2007, July 21, 2007, October 21, 2007, January 21, 2008, April 21, 2008 and July 21, 2008; (c) 3,125 on each March 12, 2007, June 12, 2007, September 12, 2007, December 12, 2007, March 12, 2008, June 12, 2008, September 12, 2008, December 12, 2008, March 12, 2009, June 12, 2009 and September 12, 2009; and (d) 18,750 on October 24, 2007, 4,688 on each January 24, 2008, April 24, 2008, July 24, 2008, October 24, 2008, January 24, 2009, April 24, 2009, and 4,687 on each July 24, 2009, October 24, 2009, January 24, 2010, April 24, 2010, July 24, 2010 and October 24, 2010.

(11)     Mr. Heys’ unexercised unearned options vest as follows: (a) 30,000 on October 17, 2008 and (b) 50,000 on May 4, 2011.

(12)     Mr. Heys’ restricted stock units will vest as follows: (a) 3,750 on each July 21, 2007 and July 21, 2008; (b) 5,000 on September 12, 2007 and 2,500 on each September 12, 2008 and September 12, 2009; and (c) 12,500 on October 24, 2008 and 6,250 on each October 24, 2009 and October 24, 2010.

(13)     Ms. Beck’s unexercisable options vest as follows: (a) 5,000 on January 23, 2007; (b) 1,875 on each January 21, 2007, April 21, 2007, July 21, 2007, October 21, 2007, January 21, 2008, April 21, 2008 and July 21, 2008; (c) 2,500 on each March 12, 2007, June 12, 2007, September 12, 2007, December 12, 2007, March 12, 2008, June 12, 2008, September 12, 2008, December 12, 2008, March 12, 2009, June 12, 2009 and September 12, 2009; and (d) 11,250 on October 24, 2007, 2,813 on each January 24, 2008, April 24, 2008, July 24, 2008, October 24, 2008, January 24, 2009, April 24, 2009, and 2,812 on each July 24, 2009, October 24, 2009, January 24, 2010, April 24, 2010, July 24, 2010 and October 24, 2010.

(14)     Ms. Beck’s unexercised unearned options vest as follows: (a) 30,000 on October 17, 2008 and (b) 50,000 on May 4, 2011.

(15)     Ms. Beck’s restricted stock units will vest as follows: (a) 3,750 on each July 21, 2007 and July 21, 2008; (b) 5,000 on September 12, 2007 and 2,500 on each September 12, 2008 and September 12, 2009; and (c) 7,500 on October 24, 2008 and 3,750 on each October 24, 2009 and October 24, 2010.

(16)     As required by his employment agreement, Mr. Betty’s stock options and restricted stock units became fully vested and exercisable upon his death on January 2, 2007.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 748-6634 or to our outside counsel, David M. Carter, at (404) 885-3825.

Sincerely,

/s/ Samuel R. DeSimone, Jr.

Samuel R. DeSimone, Jr.
Executive Vice President,
General Counsel and Secretary

cc:           Mr. David M. Carter, Troutman Sanders LLP